FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2013

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Celestica Inc.

The following information filed with this Form 6-K is not incorporated by reference in Celestica Inc.’s registration statements, the prospectuses included therein, or any registration statement subsequently filed by Celestica Inc. with the Securities and Exchange Commission:

•                  Press Release, dated February 7, 2013, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1  - Press Release, dated February 7, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: February 8, 2013	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal Officer

EXHIBIT INDEX

99.1  - Press Release, dated February 7, 2013